Exhibit 99.1

Texas Express Pipeline LLC

Financial Statements for the Years Ended
December 31, 2015, 2014 and 2013

Texas Express Pipeline LLC

Index to Financial Statements

i

INDEPENDENT AUDITORS’ REPORT

To the Management Committee of Texas Express Pipeline LLC
Houston, Texas

We have audited the accompanying financial statements of Texas Express Pipeline LLC (the “Company”), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, cash flows and members’ equity for the years ended December 31, 2015, 2014 and 2013, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Express Pipeline LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years ended December 31, 2015, 2014 and 2013, in accordance with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
February 15, 2016

Texas Express Pipeline LLC

Balance Sheets
(in thousands of dollars)

	December 31,
	2015	2014
Assets
Current assets:
Cash and cash equivalents	$9,898	$13,154
Accounts receivable – related parties	11,590	13,224
Other current assets	687	1,006
Total current assets	22,175	27,384
Property, plant and equipment, net	934,608	956,165
Total assets	$956,783	$983,549
Liabilities and Members’ Equity
Current liabilities:
Accounts payable – trade	$410	$7,121
Accounts payable – related parties	181	194
Accrued ad valorem taxes	4,773	4,377
Deferred revenue attributable to make-up rights	9,950	12,534
Deferred revenue attributable to in-transit volumes	4,635	4,466
Other current liabilities	993	660
Total current liabilities	20,942	29,352
Other liabilities	1,327	1,145
Commitments and contingencies (see Note 6)
Members’ equity	934,514	953,052
Total liabilities and members’ equity	$956,783	$983,549

The accompanying notes are an integral part of these financial statements.

Texas Express Pipeline LLC

Statement of Operations
(in thousands of dollars)

	For the Year Ended December 31,
	2015	2014	2013
Revenues	$122,383	$70,524	$3,872
Costs and expenses
Depreciation and accretion	26,662	25,118	4,081
Other operating costs and expenses	13,196	10,506	4,385
General and administrative	312	187	100
Total costs and expenses	40,170	35,811	8,566
Operating income (loss)	82,213	34,713	(4,694)
Provision for income taxes	307	385	—
Net income (loss)	$81,906	$34,328	$(4,694)

The accompanying notes are an integral part of these financial statements.

Texas Express Pipeline LLC

Statement of Cash Flows
(in thousands of dollars)

	For the Year Ended December 31,
	2015	2014	2013
Operating activities:
Net income (loss)	$81,906	$34,328	$(4,694)
Reconciliation of net income to net cash flows provided by operating activities:
Depreciation and accretion	26,662	25,118	4,081
Deferred income tax expense	122	385	1
Effect of changes in operating accounts:
Increase in accounts receivable	(2,784)	(2,483)	(6,026)
Decrease (increase) in other current assets	319	(300)	(84)
Increase (decrease) in accounts payable	(112)	(4,459)	1,909
Increase in accrued ad valorem taxes	396	3,574	799
Increase (decrease) in deferred revenue attributable to make-up rights	(2,584)	8,676	3,858
Increase in deferred revenue attributable to in-transit volumes	169	2,450	1,829
Increase (decrease) in other current liabilities	332	(688)	808
Net cash flows provided by operating activities	104,426	66,601	2,481
Investing activities:
Capital expenditures	(11,930)	(49,411)	(523,999)
Proceeds from sale of assets	4,692	19	—
Cash used in investing activities	(7,238)	(49,392)	(523,999)
Financing activities:
Cash contributions from Members	9,346	47,790	513,800
Cash distributions to Members	(109,790)	(58,350)	—
Cash provided by (used in) financing activities	(100,444)	(10,560)	513,800
Net change in cash and cash equivalents	(3,256)	6,649	(7,718)
Cash and cash equivalents, January 1	13,154	6,505	14,223
Cash and cash equivalents, December 31	$9,898	$13,154	$6,505
Current liabilities for capital expenditures at December 31	$318	$5,845	$45,398

The accompanying notes are an integral part of these financial statements.

Texas Express Pipeline LLC

Statement of Members’ Equity
(in thousands of dollars)

	Enterprise Products Operating LLC (35%)	Midcoast Operating L.P. (35%)	WGR Asset Holding Company LLC (20%)	DCP Partners Logistics, LP (10%)	Total
Balance – January 1, 2013	$140,424	$158,890	$80,736	$40,128	$420,178
Net loss	(1,643)	(1,643)	(939)	(469)	(4,694)
Cash contributions from Members	185,196	166,729	108,969	52,906	513,800
Cash distributions to Members	—	—	—	—	—
Balance – December 31, 2013	323,977	323,976	188,766	92,565	929,284
Net income	12,015	12,014	6,866	3,433	34,328
Cash contributions from Members	18,006	18,006	6,623	5,155	47,790
Cash distributions to Members	(20,423)	(20,422)	(11,670)	(5,835)	(58,350)
Balance – December 31, 2014	333,575	333,574	190,585	95,318	953,052
Net income	28,667	28,667	16,382	8,190	81,906
Cash contributions from Members	3,270	3,270	1,880	926	9,346
Cash distributions to Members	(38,426)	(38,426)	(21,959)	(10,979)	(109,790)
Balance – December 31, 2015	$327,086	$327,085	$186,888	$93,455	$934,514

The accompanying notes are an integral part of these financial statements.

Texas Express Pipeline LLC

Notes to Financial Statements

1. Company Organization and Description of Business

Company Organization

Texas Express Pipeline LLC is a Delaware limited liability company formed in September 2011 to design, construct, operate and own the Texas Express Pipeline. Unless the context requires otherwise, references to “we”, “us”, “our” or “the Company” within these notes are intended to mean Texas Express Pipeline LLC.

At December 31, 2015, our membership interests were owned as follows: 35% by Enterprise Products Operating LLC (“Enterprise”), 35% by Midcoast Operating, L.P., formerly known as Enbridge Midcoast Energy, LP (“Enbridge”), 20% by WGR Asset Holding Company LLC (“Anadarko”) and 10% by DCP Partners Logistics, LP (“DCP”). Enterprise, Enbridge, Anadarko and DCP are referred to individually as a “Member” and collectively as the “Members.”

Description of Business

The Texas Express Pipeline, which commenced operations in November 2013, is a 20-inch diameter natural gas liquids (“NGL”) pipeline that originates in Skellytown, Texas and extends 593 miles to NGL fractionation and storage facilities located in Mont Belvieu, Texas. Throughput capacity for the Texas Express Pipeline is approximately 280 thousand barrels per day (“MBPD”) (unaudited). The Texas Express Pipeline, in conjunction with the Mid-America Pipeline System owned by affiliates of Enterprise, provides producers in West and Central Texas, the Rocky Mountains, Southern Oklahoma and the Mid-Continent regions with takeaway capacity for NGLs and enhanced access to Gulf Coast markets. Enterprise serves as operator of the Texas Express Pipeline.

2. Significant Accounting Policies

Our financial statements are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Dollar amounts presented in the tabular data within these footnote disclosures are stated in thousands of dollars.

In preparing these financial statements, the Company has evaluated subsequent events for potential recognition or disclosure through February 15, 2016, the issuance date of the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents represent unrestricted cash on hand and may also include highly liquid investments with original maturities of less than three months from the date of purchase.

Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company’s management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to pending legal proceedings or unasserted claims that may result in such proceedings, the Company’s legal counsel evaluates the perceived merits of such matters, including the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be recognized and the nature of the contingent liability would be disclosed in the Company’s financial statements.

If the assessment indicates that a loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss (if determinable), would be disclosed, if material.

Loss contingencies considered remote are generally not disclosed or recognized unless they involve guarantees that are material to the Company, in which case the nature of the guarantee would be disclosed.

We had no loss contingency matters requiring recognition or disclosure at December 31, 2015 or 2014.

Texas Express Pipeline LLC

Notes to Financial Statements

2. Significant Accounting Policies  – (continued)

Environmental Costs

Our operations are subject to extensive federal and state environmental regulations. Environmental costs for remediation are accrued based on estimates of known remediation requirements. Such accruals are based on management’s best estimate of the ultimate cost to remediate a site and are adjusted as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies and regulatory approvals. Expenditures to mitigate or prevent future environmental contamination will be capitalized. Ongoing environmental compliance costs are charged to expense as incurred. In accruing for environmental remediation liabilities, costs of future expenditures for environmental remediation are not discounted to their present value, unless the amount and timing of the expenditures are fixed or reliably determinable. There were no environmental remediation liabilities incurred at December 31, 2015 or 2014.

Estimates

Preparing our financial statements in conformity with GAAP requires us to make estimates that affect amounts presented in the financial statements. Our most significant estimates relate to revenue and expense accruals and the useful lives and depreciation methods used for fixed assets. Actual results could differ materially from our estimates. On an ongoing basis, we review our estimates based on currently available information. Any changes in the facts and circumstances underlying our estimates may require us to update such estimates, which could have a material impact on our financial statements.

Fair Value Information

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair values based on their short-term nature.

Impairment Testing for Long-Lived Assets

Long-lived assets such as pipelines and facilities are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Long-lived assets with carrying values that are not expected to be recovered through future cash flows are written-down to their estimated fair values. The carrying value of a long-lived asset is deemed not recoverable if it exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the asset’s carrying value exceeds the sum of its undiscounted cash flows, a non-cash asset impairment charge equal to the excess of the asset’s carrying value over its estimated fair value is recorded. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at a specified measurement date. We measure fair value using market price indicators or, in the absence of such data, appropriate valuation techniques. No asset impairment charges were recognized during the years ended December 31, 2015, 2014 and 2013.

Income Taxes

Provision for income taxes reflects our state tax obligations under the Revised Texas Franchise Tax (the “Texas Margin Tax”). Deferred income tax assets and liabilities are recognized for temporary differences between the assets and liabilities of our tax paying entities for financial reporting and tax purposes.

We are organized as a pass-through entity for federal income tax purposes. As a result, our financial statements do not provide for such taxes and our Members are individually responsible for their allocable share of our taxable income for federal income tax purposes.

Texas Express Pipeline LLC

Notes to Financial Statements

2. Significant Accounting Policies  – (continued)

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period.

Our property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Our estimate of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of our assets.

Asset retirement obligations (“AROs”) consist of estimated costs of dismantlement, removal, site reclamation and similar activities associated with the retirement of property, plant and equipment assets. We recognize the fair value of a liability for an ARO in the period in which it is incurred and can be reasonably estimated, with the associated asset retirement cost capitalized as part of the carrying value of the asset. ARO amounts are measured at their estimated fair value using expected present value techniques. Over time, the ARO liability is accreted to its present value (through accretion expense) and the capitalized amount is depreciated over the remaining useful life of the related long-term asset. We will incur a gain or loss to the extent that our ARO liabilities are not settled at their recorded amounts.

See Note 3 for additional information regarding our property, plant and equipment and related AROs.

Recent Accounting Developments

In May 2014, the Financial Accounting Standards Board (“FASB”) and the International Accounting Standards Board (“IASB”) finished their joint project in the area of revenue recognition. The resulting accounting standards update eliminates the specific transaction and industry revenue recognition guidance under current GAAP and replaces it with a principles based approach for determining revenue recognition.

In light of this recently issued accounting guidance, we started the process of reviewing our revenue contracts in 2015; however, due to the early stage of this process, we are currently not in a position to estimate the impact the new guidance will have on our financial statements. We expect to adopt the new standard on January 1, 2018 using the modified retrospective approach. This approach allows us to apply the new standard to (i) all new contracts entered into after January 1, 2018 and (ii) all existing contracts as of January 1, 2018 through a cumulative adjustment to equity. Revenues for periods prior to January 1, 2018 would not be revised.

Revenue Recognition

Our results of operations are dependent upon the volume of mixed NGLs we transport and deliver and the associated tariffs we charge for such services. The tariffs we charge for interstate and intrastate transportation services are regulated by the Federal Energy Regulatory Commission and Texas Railroad Commission, respectively.

We recognize revenue when all of the following criteria are met: (i) persuasive evidence of an exchange arrangement exists between us and the shipper (e.g., published tariffs), (ii) delivery of the shipper’s volumes has occurred, (iii) the tariff is fixed or determinable and (iv) collectibility of the amount owed by the shipper is reasonably assured.

In accordance with our tariffs, we invoice shippers for transportation services upon receipt of their volumes; however, for revenue recognition purposes, the transportation revenue we record is based on delivered volumes. Revenues attributable to “in transit” volumes at each balance sheet date are deferred until such volumes are delivered back to the shipper. At December 31, 2015, deferred revenues attributable to in transit volumes totaled $4.6 million. This amount was recognized as revenue in January 2016.

Texas Express Pipeline LLC

Notes to Financial Statements

2. Significant Accounting Policies  – (continued)

Under certain of our transportation agreements, counterparties are required to ship a minimum volume each month. These arrangements typically entail the shipper paying a transportation fee based on a minimum volume commitment, with a provision that allows the shipper to make-up any volume shortfalls over an agreed-upon period (referred to as shipper “make-up rights”). Revenue pursuant to such agreements is initially deferred and subsequently recognized at the earlier of when the deficiency volume is shipped, when the shipper’s ability to meet the minimum volume commitment has expired (typically a one year contractual period), or when the pipeline is otherwise released from its transportation service performance obligation. At December 31, 2015, our deferred revenues attributable to make-up rights totaled $10.0 million. We expect to recognize these amounts as revenue in 2016. We recognized $12.5 million and $3.9 million of revenues during the years ended December 31, 2015 and 2014, respectively, attributable to make-up rights that were previously deferred at December 31, 2014 and 2013.

See Note 5 for information regarding related party transportation service agreements.

3. Property, Plant and Equipment

The historical cost of our property, plant and equipment and related accumulated depreciation balances were as follows at the dates indicated:

	Estimated Useful Life	December 31,
		2015	2014
Pipeline assets	32 – 38 years	$987,013	$981,977
Transportation equipment	6 years	857	257
Land	N/A	2,351	2,351
Construction in progress	N/A	302	723
Subtotal		990,523	985,308
Less accumulated depreciation		(55,915)	(29,143)
Property, plant and equipment, net		$934,608	$956,165

Depreciation expense was $26.7 million, $25.1 million and $4.1 million for the years ended December 31, 2015, 2014 and 2013, respectively. In November 2014, the estimated useful lives of our pipeline assets were revised in connection with a formal depreciation study. The study indicated that the estimated useful lives of these assets ranged from 32 years to 38 years, which was lower than our previous useful life estimate of 40 years for this asset group. We accounted for this change in estimate prospectively. The effect of this change in accounting estimate was an increase in depreciation expense (and corresponding reduction in net income) of $0.5 million, for the year ended December 31, 2014.

Asset Retirement Obligations

Our AROs result from pipeline right-of-way agreements associated with our operations. The following table presents information regarding our asset retirement liabilities for the periods indicated:

	For the Year Ended December 31,
	2015	2014	2013
Balance of ARO at beginning of year	$760	$704	$—
Liabilities incurred	—	—	704
Accretion expense	60	56	—
Balance of ARO at end of year	$820	$760	$704

Property, plant and equipment at both December 31, 2014 and 2013 include $0.7 million, respectively, of asset retirement costs that were capitalized as an increase in the associated long-lived asset.

Texas Express Pipeline LLC

Notes to Financial Statements

4. Members’ Equity

As a limited liability company, our Members are not personally liable for any of our debts, obligations or other liabilities. Income or loss amounts are allocated to our Members based on their respective member interests. Cash contributions by and distributions to Members are also based on their respective membership interests.

Cash contributions from Members were used to fund capital projects. Our Members may be required in the future to make additional cash contributions in amounts determined by our Management Committee, which is responsible for conducting our affairs in accordance with the LLC Agreement. Cash distributions to Members are also determined by our Management Committee.

5. Related Party Transactions

Since we have no employees, our project management, operating functions and general and administrative support services are provided by employees of an affiliate of Enterprise. For the years ended December 31, 2015, 2014 and 2013, our reimbursements to Enterprise for payroll costs were $1.5 million, $1.3 million and $0.9 million, respectively. Also for the years ended December 31, 2015, 2014 and 2013, we paid Enterprise $2.1 million, $2.0 million and $2.0 million in management fees, respectively.

Affiliates of Anadarko, Enbridge, DCP and Enterprise have executed transportation service agreements (“TSAs”) with us involving monthly minimum volume commitments and make-up rights. Under these arrangements, each shipper is invoiced for its monthly volume commitment and, if needed, the shipper has the following twelve month period in which to make up any volume shortfall that they have paid for. The term of these TSAs is 15 years. For years 1 through 10, the shipper is invoiced monthly for its volume commitment (as presented in the table below). For years 11 through 15, there is no monthly volume commitment, but the shipper has dedicated production from certain facilities to our pipeline. The TSAs may be renewed after the 15 year initial contract term expires. Transportation rates under the affiliate TSAs range from 4.52 cents per gallon for contract volumes to 4.37 cents per gallon for make-up volumes.

The following table presents aggregate average daily volume commitments under the TSAs for the years indicated (in thousands of barrels per day):

Year	Total
2016	137
2017	159
2018	193
2019	196
2020	204
2021	208
2022	223
2023	234

The volume commitments cease in October 2023. Amounts presented in the preceding table are for the 10-month period ending October 31, 2023.

We have a joint tariff arrangement with Front Range Pipeline LLC (“Front Range”) that covers transportation volumes on our pipeline that originate on the Front Range Pipeline. Front Range is owned by Anadarko, DCP and Enterprise, with Enterprise serving as operator of the pipeline. At December 31, 2015 and 2014, our related party receivables from Front Range were $5.9 million and $4.2 million, respectively.

We also have a joint tariff arrangement with Mid-America Pipeline Company, LLC (“Mid-America”) that covers transportation volumes on our pipeline that originate on the Mid-America Pipeline System. Mid-America is owned by a subsidiary of Enterprise. At December 31, 2015 and 2014, our related party receivable from Mid-America were $4.1 million and $3.4 million, respectively.

Texas Express Pipeline LLC

Notes to Financial Statements

5. Related Party Transactions  – (continued)

In the fourth quarter of 2014, we sold $4.7 million of spare pipe to an affiliate of Enterprise at cost. At December 31, 2014, we had a related party receivable from this affiliate in connection with the spare pipe sale. This receivable was paid in January 2015. No gain or loss was recorded on the transaction.

6. Commitments and Contingencies; Significant Risks

Regulatory and Legal

As part of our normal business activities, we are subject to various laws and regulations, including those related to environmental matters. In the opinion of management, compliance with existing laws and regulations is not expected to have a material effect on our financial position, results of operations or cash flows.

Also, in the normal course of business, we may be a party to lawsuits and similar proceedings before various courts and governmental agencies involving, for example, contractual disputes, environmental issues and other matters. We are not aware of any such matters at December 31, 2015. If new information becomes available, we will establish accruals and/or make disclosures as appropriate.

Credit Risk

The following table presents the percentage of our revenues attributable to our largest customers for the periods indicated:

	For the Year Ended December 31,
	2015	2014	2013
Anadarko and its affiliates – related party	44%	30%	7%
DCP and its affiliates – related party	23%	21%	8%
Enbridge and its affiliates – related party	17%	23%	17%
Enterprise and its affiliates – related party	6%	10%	17%
Phillips 66 and its affiliates – non-affiliated	8%	16%	45%

The loss of any of these customers or a significant reduction in the NGL volumes dedicated to us for handling would have a material adverse effect on our financial position, results of operations and cash flows.